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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated April 1, 2008
2.	Material Change Report dated April 1, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BUFFALO FINANCING WITH LONGVIEW CAPITAL PARTNERS CANCELLED

Vancouver, B.C., April 1, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd., (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) announces that Buffalo will not be proceeding with the previously announced convertible loan financing from Longview Capital Partners Incorporated (TSX: LV) as the parties were unable to agree on final terms.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

April 1, 2008

Item 3

News Release

A press release was issued on April 1, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo cancels financing with Longview Capital Partners Incorporated.

Item 5

Full Description of Material Change

Buffalo will not be proceeding with the previously announced convertible loan financing from Longview Capital Partners Incorporated (TSX: LV) as the parties were unable to agree on final terms

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9

Date of Report

April 1, 2008